EXHIBIT A

                 Funds of First Trust Exchange-Traded Fund VIII

                            As of December 19, 2018


First Trust CEF Income Opportunity ETF
First Trust Municipal CEF Income Opportunity ETF
First Trust TCW Opportunistic Fixed Income ETF
EquityCompass Equity Risk Manager ETF
EquityCompass Tactical Equity Risk Manager ETF
First Trust TCW Unconstrained Plus Bond ETF
First Trust Low Duration Strategic Focus ETF